SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 23)

Under the Securities Exchange Act of 1934

CONE MILLS CORPORATION

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

206814 10 5

(CUSIP Number)

Albert A. Woodward, Esq.
Leonard, Street And Deinard, P.A.
150 South Fifth Street
Suite 2300
Minneapolis, Minnesota  55402
(612) 335-1500

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

August 20, 2003

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Cover page continued on next 1 pages)

SCHEDULE 13D

CUSIP NO. 206814 10 5

(1) Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)	Robert C. Klas, Sr.

(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐

(3) SEC use only

(4) Source of funds (see instructions)	PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization	USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power	550,000

(8) Shared voting power	-0-

(9) Sole dispositive power	550,000

(10) Shared dispositive power	-0-

(11) Aggregate amount beneficially owned by each reporting person.	550,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)	2.1%

(14) Type of reporting person (see instructions)	IN

INTRODUCTION

The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the “Issuer”) on December 28, 1998.  The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 15, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000, March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001, February 7, 2002, June 7, 2002, November 26, 2002, February 5, 2003, March 3, 2003, March 5, 2003, March 24, 2003, July 15, 2003 and August 7, 2003.  This filing is the twenty-third amendment to the original Schedule 13D filing.

The Holders’ responses to Items 1 and 3 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed jointly by the individuals and entities identified below (collectively the “Holders”).  There have been no changes in the identity, background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment.

1.               Marc H. Kozberg

2.               The Temple Company, L.L.P.

3.               Charmel Limited Partnership

4.               Charmel Enterprises, Inc.

5.               Richard Fitzgerald

6.               Charles Barry

7.               Melanie Barry

8.               Robert C. Klas, Sr.

9.               Oak Ridge Capital Group, Inc.

10.         Jess M. Ravich

During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Holder been a party to a civil proceeding where, as a result of such proceeding, a Holder became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

The Holders’ disclosures under Item 4 in Amendment No. 21 to Schedule 13D are incorporated by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of August 20, 2003 by each of the Holders is set forth below:

Name	Number of Shares of Common Stock	Percentage of Outstanding Shares
Marc H. Kozberg (4)	252,500	1.0%
The Temple Company, L.L.P.	242,160	0.9%
Charmel Limited Partnership	977,200	3.8%
Charmel Enterprises, Inc. (2)	977,200	3.8%
Richard Fitzgerald (1)	242,160	0.9%
Charles Barry (1)(2)(3)	1,444,360	5.6%
Melanie Barry (2)	977,200	3.8%
Robert C. Klas, Sr.	550,000	2.1%
Oak Ridge Capital Group, Inc.	50,500	0.2%
Jess M. Ravich (5)	214,400	0.8%

(1)               Includes 242,160 shares of Common Stock owned by The Temple Company, L.L.P.

(2)               Includes 977,200 shares of Common Stock owned by Charmel Limited Partnership.

(3)               Includes 225,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.

(4)               Includes 2,000 shares of Common Stock purchasable under currently exercisable options and 50,500 shares owned directly by Oak Ridge Capital Group, Inc., of which Mr. Kozberg is Chief Executive Officer.  The terms of the options are described in Item 6 hereto.

(5)               Includes 214,400 shares held by Ravich Revocable Trust of 1989, a revocable trust of which Mr. Ravich is a trustee.

The Holders’ responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.  Cover pages have been included in this filing only to the extent a Holder’s beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

According to the Issuer’s most recent Form 10-Q filing with the SEC, the Issuer had 25,941,475shares of Common Stock outstanding as of July 23, 2003.  The Holders, as of August 20, 2003, collectively beneficially own 2,459,260 shares of the Issuer’s Common Stock and options to purchase 2,000 shares of the Issuer’s Common Stock, constituting, in the aggregate, approximately 9.5% of the Issuer’s outstanding voting Common Stock.

This Schedule 13D amendment is filed for the purpose of correcting information previously provided with regard to holdings of and transaction by Robert C. Klas, Sr.  First, Amendments No. 21 and 22 to the group’s Schedule 13D indicated that Mr. Klas owned 550,100 shares.  This number should have been 550,000 in each instance.  Second, Mr. Klas owned an additional 10,000 shares of Cone Mills’ common stock at the time he joined the Section 13(d) filing group.  These shares were not reflected in the Committee’s Schedule 13D amendments prior to Amendment No. 21.  In Amendment No. 21, the 10,000 shares were included in Mr. Klas’

aggregate holdings without explanation as to their acquisition.  These shares were acquired prior to the time that Mr. Klas joined the filing group and continue to be held by him.  Finally, Mr. Klas purchased 19,900 shares of Cone Mills’ common stock on May 2, 2003.  This transaction was inadvertently not reported on a prior Schedule 13D amendment, although the shares were included in aggregate holdings information both for Mr. Klas and the group.  Information regarding this transaction is set forth below.

Name	Date	Type of Transaction	Number of Shares	Price/ Share

Robert C. Klas, Sr.	05/02/03	Buy	19,900	1.448

ITEM 6.                        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

See prior amendments to Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A — Agreement as to joint filing pursuant to Regulation Section 240.13d-1(k)(1)(iii).

Exhibit B — Sharing and Consent Agreement *

Exhibit C — Power of Attorney (Richard Fitzgerald) *

Exhibit D — Power of Attorney (Melanie Barry) *

Exhibit E — Form of Option Agreement **

*                                         Attached as exhibits to Amendment No. 17 to this Schedule 13D, filed February 5, 2003.

**                                  Filed as Exhibit 10.10 to the Issuer’s annual report on Form 10-K for the year ended January 2, 1994.

SIGNATURES

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2003

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg
Marc H. Kozberg			By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive
THE TEMPLE COMPANY, L.L.P.				Officer

By:	/s/*		/s/*
	Charles Barry, a partner		Jess M. Ravich

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

	By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

s/s*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

* By Marc H. Kozberg, Attorney-in-Fact

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

Oak Ridge Capital Group, Inc.
/s/ Marc H. Kozberg
Marc H. Kozberg			By:	/s/ Marc H. Kozberg
Marc H. Kozberg, Chief Executive
THE TEMPLE COMPANY, L.L.P.				Officer

By:	/s/*		/s/*
	Charles Barry, a partner		Jess M. Ravich

CHARMEL LIMITED PARTNERSHIP

By:	Charmel Enterprises, Inc.

	By:	/s/*
Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:	/s/*
Charles Barry, President

/s/*
Richard Fitzgerald

/s/*
Charles Barry

/s/*
Melanie Barry

/s/*
Robert C. Klas, Sr.

* By Marc H. Kozberg, Attorney-in-Fact